Exhibit 99.1

October 17, 2024

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over October 16-17, 2024, considered and approved the following:

1. Financial results of the Company for the quarter and half year ended September 30, 2024, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. We are enclosing Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter and half year ended September 30, 2024, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

2. Recommended to the shareholders for their approval, through postal ballot, issue of bonus equity shares in the proportion of 1:1, i.e., 1 (One) bonus equity share of ₹ 2/- each for every 1 (One) fully paid-up equity share held and a bonus issue [stock dividend on American Depositary Share (ADS)] of 1 (One) ADS for every 1 (One) ADS held, as on the record date, subject to approval of the Members of the Company. The record date for reckoning eligible shareholders (including ADS holders) entitled to receive bonus shares will be communicated later.

The Board Meeting commenced on October 16, 2024 at 4:45 PM, and finally concluded on October 17, 2024 at 3:30 PM.

Thanking You,

For Wipro Limited
M Sanaulla Khan Company Secretary ENCL: As Above

Annexure

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

SI. No.	Particulars	Details
a)	Whether bonus is out of free reserves created out of profits or share premium account	The bonus equity shares will be issued out of free reserves and/or the securities premium account and/or the capital redemption reserve account of the Company available as at September 30, 2024.

b)	Bonus ratio	1:1 i.e., 1 (One) bonus equity share of ₹ 2/- each for every 1 (One) fully paid-up equity share held (including ADS holders) to the eligible equity shareholders of the Company as on record date.

c)	Details of share capital - pre and post bonus issue

Pre-bonus issue paid-up equity share capital as on date of this letter:

₹ 10,462,971,564/- consisting of 5,231,485,782 equity shares of ₹ 2/- each

Post-bonus issue paid-up equity share capital expected to be around

₹ 20,925,943,128 consisting of 10,462,971,564 equity shares of ₹ 2/- each

The actual number of bonus equity shares to be issued will be determined based on the fully paid-up equity share capital as on the record date.

d)	Free reserves and / or share premium required for implementing the bonus issue	₹ 10,462,971,564/- The actual paid-up share capital will be determined based on the paid-up share capital as on the record date.

e)	Free reserves and / or share premium available for capitalization and the date as on which such balance is available	Aggregate amount of ₹ 568,080 Mn as at September 30, 2024 consisting of free reserves, securities premium account and capital redemption reserve account.

f)	Whether the aforesaid figures are audited	Yes

g)	Estimated date by which such bonus shares would be credited/dispatched	Within 2 months from the date of Board approval i.e., December 15, 2024

The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

Chartered Accountants
Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three and six months ended September 30, 2024 (“the Statement”/” Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the three and six months ended September 30, 2024.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion .

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three and six months ended September 30, 2024. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W- 100018)

Anand Subramanian

Partner

(Membership No. 110815)

UDIN:

Bengaluru, October 17, 2024

WIPRO LIMITED

CIN- L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax: +91-80-2844 0054

STATUTORILY AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS

ENDED SEPTEMBER 30, 2024 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Six months ended		Year ended
	Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Income
I	Revenue from operations	168,958	164,813	166,807	333,771	338,835	667,924
II	other income	10,46 1	6,655	6,844	17,116	14,201	30,458

III	Total Income (I+II)	179,419	171,468	173,651	350,887	353,036	698,382

IV	Expenses
	a) Purchases of stock-in-trade	675	554	749	1,229	1,669	2,642
	b) Changes in inventories of stock-in-trade	(101)	(39)	146	(140)	13	179
	c) Employee benefits expense	95,036	91,998	96,427	187,034	193,783	382,895
	d) Finance costs	2,408	2,109	2,059	4,517	4,108	8,197
	e) Depreciation, amortisation and impairment expense	3,595	3,663	3,708	7,258	7,475	14,918
	f) Sub-contracting and technical fees	28,338	27,464	28,258	55,802	56,675	113,898
	g) Facility expenses	2,883	3,038	2,648	5,921	5,023	10,340
	h) Travel	3,062	3, 190	3,266	6,252	6,598	12,021
	i) Communication	620	509	770	1,129	1,492	2,707
	j) Legal and professional charges	1,818	1,240	1,558	3,058	2,914	5,612
	k) Software license expense for internal use	3,922	3,764	3,694	7,686	7,425	14,880
	l) Marketing and brand building	7 10	661	721	1,371	1,536	2,935
	m) Other expenses	(628)	508	1,166	(120)	1,633	2,983

	Total Expenses (IV)	142,338	138,659	145,170	280,997	290,344	574,207

V	Profit before tax (III-IV)	37,081	32,809	28,481	69,890	62,692	124,175
VI	Tax expense
	a) Current tax	9,273	9,279	7,791	18,552	16,202	31,485
	b) Deferred tax	673	(216)	77	457	(1)	1,504

	Total tax expense (VI)	9,946	9,063	7,868	19,009	16,201	32,989

VII	Profit for the period (V-VI)	27,135	23,746	20,613	50,881	46,491	91,186

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	402	241	79	643	204	602
	Net change in fair value of investment in equity instruments measured at fair value through OCI	10	(2)	2	8	14	36
	Deferred taxes relating to items that will not be reclassified to profit or loss	(100)	(63)	(21)	(163)	(52)	(148)

	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	(495)	12	281	(483)	331	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	(138)	115	(408)	(23)	260	162
	Net change in fair value of forward contracts designated as cash flow hedges	(736)	296	(75)	(440)	1,736	1,866
	Net change in fair value of investment in debt instruments measured at fair value through OCI	452	221	330	673	1,530	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	289	(158)	13	131	(692)	(715)

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	Total other comprehensive income for the period, net of taxes	(316)	662	201	346	3,331	3,810

IX	Total comprehensive income for the period (VII+VIII)	26,819	24,408	20,814	51,227	49,822	94,996

X	Paid up equity share capital (Par value ₹2 per share)	10,463	10,460	10,444	10,463	10,444	10,450
XI	Reserve excluding revaluation reserves as per balance sheet						567,369

XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	5.19	4.54	3.94	9.73	8.68	17.24
	Diluted (in ₹)	5.18	4.53	3.93	9.71	8.66	17.19

1.

The audited standalone financial results for the three and six months ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and six months ended September 30, 2024.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which are prepared in accordance with Indian Accounting Standards (“lnd AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

4.

Gain/(loss) on sale of property, plant and equipment, for the three and six months ended September 30, 2024 and 2023, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and gain on sale of immovable properties of ₹ 2,368, respectively.

5.	Other expenses are net of insurance claim received of ₹ 1,805 during the three and six months ended September 30, 2024.

6.

Earnings per share for each of the three months ended September 30, 2023 and June 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

7.	Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

2

8.	Balance Sheet:

	As at September 30, 2024	As at March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	62,075	66,563
Right-of-Use assets	10,575	6,415
Capital work-in-progress	7,294	6,697
Goodwill	4,604	4,604
Other intangible assets	867	1,013
Financial assets
Investments	216,787	206,806
Other financial assets	3,341	3,342
Deferred tax assets (net)	286	251
Non-current tax assets (net)	6,629	8,313
Other non-current assets	4,252	6,844

Total non-current assets	316,710	310,848

Current assets
Inventories	861	729
Financial assets
Investments	396,337	301,437
Derivative assets	373	1,105
Trade receivables	81,236	85,153
Unbilled receivables	37,264	31,331
Cash and cash equivalents	41,751	37,906
Other financial assets	6,183	7,790
Current tax assets (net)	4,558	4,875
Contract assets	11,499	12,941
Other current assets	24,359	22,371

Total current assets	604,421	505,638

TOTAL ASSETS	921,131	816,486

EQUITY AND LIABILITIES
EQUITY
Equity share capital	10,463	10,450
Other equity	621,236	567,369

TOTAL EQUlTY	631,699	577,819

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	9,845	5,651
Derivative liabilities	1	—
Other financial liabilities	1,020	—
Provisions	1,235	1,161
Deferred tax liabilities (net)	5,014	4,488
Non-current tax liabilities (net)	37,171	34,191
Other non-current liabilities	10,483	8,722

Total non-current liabilities	64,769	54,213

Current liabilities
Financial liabilities
Borrowings	65,250	41,750
Lease liabilities	3,631	3,594
Derivative liabilities	1,044	532
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	1,414	1,560
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	64,067	56,834
Other financial liabilities	23,006	22,403
Contract liabilities	14,425	14,265
Other current liabilities	8,974	10,220
Provisions	14,777	13,307
Current tax liabilities (net)	28,075	19,989

Total current liabilities	224,663	184,454

TOTAL LIABILITIES	289,432	238,667

TOTAL EQITY AND LIABILITIES	921,131	816,486

3

9.	Statement of Cash Flows:

	For the six months ended September 30,
	2024	2023
Cash flows from operating activities
Profit for the period	50,881	46,491
Adjustments to reconcile profit for the period to net cash generated from operating activities
(Gain)/loss on sale of property, plant and equipment, net	(820)	(2,253)
Depreciation, amortisation and impairment expense	7,258	7,475
Unrealised exchange (gain)/loss and net exchange (gain)/loss on loans to subsidiaries	(248)	1,052
Share-based compensation expense	2,206	2,526
Income tax expense	19,009	16,201
Lifetime expected credit loss	427	269
Finance and other income, net of finance costs	(11,232)	(7,781)
Changes in operating assets and liabilities
(lncrease)/Decrease in trade receivables	3,490	15,716
(lncrease)/Decrease in unbilled receivables and contract assets	(4,491)	(4,352)
(Increase)/Decrease in inventories	(132)	15
(Increase)/Decrease in other assets	1,296	6,205
lncrease/(Decrease) in trade payables, other liabilities and provisions	9,228	(5,699)
Increase/(Decrease) in contract liabilities	160	(3,798)

Cash generated from operating activities before taxes	77,032	72,067

Income taxes paid, net	(5,485)	(8,207)

Net cash generated from operating activities	71,547	63,860

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(2,587)	(2,968)
Proceeds from disposal of property, plant and equipment	1,444	3,738
Payment for purchase of investments	(412,901)	(454,457)
Proceeds from sale of investments	314,105	522,074
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	12,870	11,143
Dividend received	874	705

Net cash generated from/(used in) investing activities	(86,495)	80,235

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	13	7
Repayment of borrowings	(65,500)	(43,750)
Proceeds from borrowings	89,000	48,750
Payment of lease liabilities	(2,354)	(2,473)
Interest and finance costs paid	(2,406)	(2,927)
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)

Net cash generated from/(used in) financing activities	18,753	(145,566)

Net increase/(decrease) in cash and cash equivalents during the period	3,805	(1,471)
Effect of exchange rate changes on cash and cash equivalents	40	(101)
Cash and cash equivalents at the beginning of the period	37,906	45,270

Cash and cash equivalents at the end of the period	41,751	43,698

10.	Events after the reporting period

The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue. the Earnings Per Share for all periods presented will be adjusted retrospectively.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: October 17, 2024	Rishad A. Premji Chairman

4

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2024 (“the Statement”/“Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the entities as listed in note 4 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and six months ended September 30, 2024.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAS”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act,

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian
Partner
(Membership No.110815)
UDIN:

Bengaluru, October 17, 2024

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +9 1-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2024 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Six months ended		Year ended
	Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Income
I	Revenue from operations	223,016	219,638	225,159	442,654	453,469	897,603
II	Other income	9,619	7,297	7,398	16,916	13,800	26,308

III	Total Income (I+II)	232,635	226,935	232,557	459,570	467,269	923,911

IV	Expenses
	a) Purchases of stock-in-trade	1,034	664	576	1,698	1,554	3,832
	b) Changes in inventories of stock-in-trade	(152)	(2)	920	(154)	738	278
	c) Employee benefits expense	134,695	132,293	138,536	266,988	278,812	549,301
	d) Finance costs	3,569	3,288	3,033	6,857	6,119	12,552
	e) Depreciation, amortisation and impairment expense	8,308	7,289	8,970	15,597	16,350	34,071
	f) Sub-contracting and technical fees	24,582	24,767	26,547	49,349	52,932	103,030
	g) Facility expenses	3,937	4,133	3,815	8,070	7,267	14,556
	h) Travel	3,836	3,937	4,049	7,773	8,224	15,102
	i) Communication	1,079	993	1,360	2,072	2,609	4,878
	j) Legal and professional charges	3,013	2,282	2,507	5,295	4,758	9,559
	k) Software license expense for internal use	4,702	4,605	4,701	9,307	9,308	18,378
	I) Marketing and brand building	838	804	880	1,642	1,857	3,555
	m) Lifetime expected credit loss/ (write-back)	593	(26)	139	567	439	640
	n) Other expenses	(174)	1,647	1,402	1,473	3,208	6,736

	Total Expenses	189,860	186,674	197,435	376,534	394,175	776,468

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)
VI	Profit before tax (III-IV+V)	42,778	40,216	35,092	82,994	73,067	147,210
VII	Tax expense
	a) Current tax	11,152	10,368	9,286	21,520	18,421	34,973
	b) Deferred tax	(640)	(518)	(867)	(1,158)	(887)	1,116

	Total tax expense	10,512	9,850	8,419	20,362	17,534	36,089

VIII	Profit for the period (VI-VII)	32,266	30,366	26,673	62,632	55,533	111,121

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	431	119	62	550	49	193
	Net change in fair value of investment in equity instruments measured at fair value through OCI	156	(319)	(123)	(163)	(106)	(447)
	Deferred taxes relating to items that will not be reclassified to profit or loss	(111)	(61)	(12)	(172)	(45)	(137)
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	5,092	(1,398)	1,770	3,694	1,415	4,151
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	13	^	(183)	13	(181)	(198)
	Net change in time value of option contracts designated as cash flow hedges	(495)	12	281	(483)	331	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	(138)	115	(408)	(23)	260	162
	Net change in fair value of forward contracts designated as cash flow hedges	(911)	302	(82)	(609)	2,027	2,115
	Net change in fair value of investment in debt instruments measured at fair value through OCI	452	221	330	673	1,530	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	338	(159)	14	179	(774)	(787)

	Total other comprehensive income for the period, net of taxes	4,827	(1,168)	1,649	3,659	4,506	7,059

	Total comprehensive income for the period (VIII+IX)	37,093	29,198	28,322	66,291	60,039	118,180

1

X	Profit for the period attributable to:
	Equity holders of the Company	32,088	30,032	26,463	62, 120	55,164	110,452
	Non-controlling interests	178	334	210	512	369	669

		32,266	30,366	26,673	62,632	55,533	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,919	28,866	28,115	65,785	59,762	117,676
	Non-controlling interests	174	332	207	506	277	504

		37,093	29,198	28,322	66,291	60,039	118,180

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,463	10,460	10,444	10,463	10,444	10,450

XII	Reserves excluding revaluation reserves and Non-Controlling interests as per balance sheet						734,880

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each) (EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	6.14	5.75	5.06	11.89	10.30	20.89
	Diluted (in ₹)	6.12	5.73	5.04	11,85	10.27	20.82

^	Value as less than ₹ 0.5

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2024, have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2024.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2024, which are prepared in accordance with Indian Accounting Standards (“lnd AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The lnd AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 20 15 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the three and six months ended September 30, 2024 and 2023, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and gain on sale of immovable properties of ₹ 2,368, respectively.

4.

Other expenses are net of reversals of contingent consideration of ₹ 167, ₹ Nil, ₹ 490 for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, ₹ 167 and ₹ 506 for the six months ended September 30, 2024 and 2023, and ₹ I ,300 for the year ended March 31, 2024, respectively. Other expenses are net of insurance claim received of ₹ I,805 during the three and six months ended September 30, 2024.

5.	List of subsidiaries, associate and joint venture as at September 30, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain

2

	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Servircos E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

3

Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (l)	USA
		lnfocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (l)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (l)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, lnc. (4)			USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with effect from September 30. 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia

4

		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (5)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune ltalia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

5

As at September 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 are as follows:

6

	Three months ended			Six months ended		Year ended
Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	68,393	67,700	66,813	136,093	132,420	268,230
Americas 2	67,932	67,338	66,914	135,270	135,217	269,482
Europe	61,821	60,422	63,976	122,243	131,110	253,927
APMEA	23,811	23,503	26,255	47,314	52,765	102,177

Total of IT Services	221,957	218,963	223,958	440,920	451,512	893,816
IT Products	663	469	1,469	1,132	2,163	4,127

Total Segment revenue	222,620	219,432	225,427	442,052	453,675	897,943

Segment result
IT Services
Americas 1	13,338	13,687	15,287	27,025	28,824	59,364
Americas 2	15,005	15,533	14,023	30,538	28,192	59,163
Europe	7,821	5,873	7,547	13,694	17,515	33,354
APMEA	3,070	2,441	2,985	5,511	5,785	12,619
Unallocated	(1,912)	(1,477)	(3,784)	(3,389)	(7,741)	(20,304)

Total of IT Services	37,322	36,057	36,058	73,379	72,575	144,196
IT Products	(183)	(47)	(467)	(230)	(628)	(371)
Reconciling Items	10	59	(2,246)	69	(4,086)	(7,726)

Total Segment result	37,149	36,069	33,345	73,218	67,861	136,099

Finance costs	(3,569)	(3,288)	(3,033)	(6,857)	(6,119)	(12,552)
Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	3	(45)	(30)	(42)	(27)	(233)

Profit before tax	42,778	40,216	35,092	82,994	73,067	147,210

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ (396), ₹ (206) and ₹ 268 for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023 respectively ₹ (602) and ₹ 206 for the six months ended September 30, 2024, September 30, 2023, and ₹ 340 for the year ended March 31, 2024, which is reported as a part of Other income in the consolidated financial results.

d)	Restructuring cost of ₹ 2,249 and ₹ 4,136 for the three and six months ended September 30, 2023, respectively and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.
e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)

“Unallocated” within IT Services segment results is after recognition of amortisation and impairment expense on intangible assets of ₹ 2,919, ₹ 1,782, ₹ 3,484, ₹ 4,701, ₹ 5,294, and ₹ 11,756 for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively, and change in fair value of contingent consideration of ₹ (167), ₹ Nil, ₹ (490), ₹ (167), ₹ (506) and ₹ (1,300) for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and six months ended September 30, 2023 and year ended March 31, 2024 are after considering additional amortisation due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,306, ₹ 1,329 and ₹ 1,563 for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, respectively and ₹ 2,635 and ₹ 3,107 for the six months ended September 30, 2024, September 30, 2023, respectively and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ 820, ₹ 23 and ₹ 2,320 for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, respectively and ₹ 843 and ₹ 2,242 for the six months ended September 30, 2024, September 30, 2023, respectively and ₹ 2,072 for the year ended March 31, 2024.

7.	Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

8.

Earnings per share for each of the three months ended September 30, 2023 and June 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

7

9.	Audited Consolidated Balance Sheet

	As at
	September 30, 2024	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	70,076	74,128
Right-of-Use assets	21,854	17,955
Capital work-in-progress	8,460	7,234
Goodwill	314,632	311,449
Other Intangible assets	28,195	32,748
Investments accounted for using the equity method	1,008	1,044
Financial assets
Investments	31,385	21,629
Derivative assets	—	25
Trade receivables	587	4,045
Other financial assets	5,148	5,550
Deferred tax assets (net)	1,922	1,817
Non-current tax assets (net)	7,782	9,043
Other non-current assets	8,030	10,577

Total non-current assets	499,079	497,244

Current assets
Inventories	1,052	907
Financial assets
Investments	407,309	311,171
Derivative assets	651	1,333
Trade receivables	112,655	115,477
Unbilled receivables	64,776	58,345
Cash and cash equivalents	104,592	96,953
Other financial assets	8,973	10,536
Current tax assets (net)	6,086	6,484
Contract assets	17,788	19,854
Other current assets	32,561	29,602

Total current assets	756,443	650,662

TOTAL ASSETS	1,255,522	1,147,906

EQUITY AND LIABILITIES
EQUITY
Equity share capital	10,463	10,450
Other equity	803,305	734,880

Equity attributable to the equity holders of the Company	813,768	745,330
Non-controlling interests	1,798	1,340

TOTAL EQUITY	815,566	746,670

LIABILITIES
Non-current liabilities
Financial liabilities
Borrowings	62,653	62,300
Lease liabilities	18,965	13,962
Derivative liabilities	1	4
Other financial liabilities	5,862	4,985
Provisions	4,323	4,219
Deferred tax liabilities (net)	16,625	17,467
Non-current tax liabilities (net)	40,122	37,090
Other non-current liabilities	10,500	8,751

Total non-current liabilities	159,051	148,778

Current liabilities
Financial liabilities
Borrowings	103,157	79,166
Lease liabilities	8,047	9,221
Derivative liabilities	1,064	558
Trade payables	53,966	57,655
Other financial liabilities	31,820	33,183
Contract liabilities	18,439	17,653
Other current liabilities	13,768	15,238
Provisions	20,045	18,028
Current tax liabilities (net)	30,599	21,756

Total current liabilities	280,905	252,458

TOTAL LIABILITIES	439,956	401,236

TOTAL EQUITY AND LIABILITIES	1,255,522	1,147,906

8

10.	Audited Consolidated Statement of Cash Flows

	Six months ended September 30,
	2024	2023
Cash flows from operating activities
Profit for the period	62,632	55,533
Adjustments to reconcile profit for the period to net cash generated from operating activities
(Gain)/loss on sale of property, plant and equipment, net	(843)	(2,242)
Depreciation, amortisation and impairment expense	15,597	16,350
Unrealised exchange (gain)/loss, net	279	836
Share-based compensation expense	2,640	3,099
Share of net (profit)/loss of associate and joint venture accounted for using equity method	42	27
Income tax expense	20,362	17,534
Finance and other income, net of finance costs	(9,818)	(5,233)
Change in fair value of contingent consideration	(167)	(506)
Lifetime expected credit loss	567	439
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	6,008	17,913
(Increase)/Decrease in unbilled receivables and contract assets	(4,034)	(5,937)
(Increase)/Decrease in Inventories	(145)	(92)
(Increase)/Decrease in other assets	1,103	6,498
Increase/(Decrease) in trade payables, other liabilities and provisions	(4,216)	(11,260)
Increase/(Decrease) in contract liabilities	724	(5,928)

Cash generated from operating activities before taxes	90,731	87,031
Income taxes paid, net	(8,083)	(10,885)

Net cash generated from operating activities	82,648	76,146

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(5,017)	(4,184)
Proceeds from disposal of property, plant and equipment	1,459	4,223
Payment for purchase of investments	(423,829)	(465,185)
Proceeds from sale of investments	323,786	535,473
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	13,981	11,274
Dividend received	1	2

Net cash generated from/(used in) investing activities	(89,919)	81,603

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	7
Repayment of borrowings	(66,333)	(43,750)
Proceeds from borrowings	89,835	48,750
Payment of lease liabilities	(5,054)	(5,172)
Payment for contingent consideration	—	(1,289)
Interest and finance costs paid	(4,177)	(4,850)
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)

Net cash generated from/(used in) financing activities	14,284	(151,477)

Net increase in cash and cash equivalents during the period	7,013	6,272
Effect of exchange rate changes on cash and cash equivalents	591	(259)
Cash and cash equivalents at the beginning of the period	96,951	91,861

Cash and cash equivalents at the end of the period	104,555	97,874

11.	Events after the reporting period

The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: October 17, 2024	Chairman

9

Chartered Accountants
Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2024 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and six months ended September 30, 2024.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India.

Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, October 17, 2024

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Six months ended		Year ended
	Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Income
	a) Revenue from operations	223,016	219,638	225,159	442,654	453,469	897,603
	b) Foreign exchange gains/(losses), net	(396)	(206)	268	(602)	206	340

I	Total income	222,620	219,432	225,427	442,052	453,675	897,943

	Expenses
	a) Purchases of stock-in-trade	1,034	664	576	1,698	1,554	3,832
	b) Changes in inventories of stock-in-trade	(152)	(2)	920	(154)	738	278
	c) Employee benefits expense	134,695	132,293	138,536	266,988	278,812	549,301
	d) Depreciation, amortization and impairment expense	8,308	7,289	8,970	15,597	16,350	34,071
	e) Sub-contracting and technical fees	24,582	24,767	26,547	49,349	52,932	103,030
	f) Facility expenses	3,937	4,133	3,815	8,070	7,267	14,556
	g) Travel	3,836	3,937	4,049	7,773	8,224	15,102
	h) Communication	1,079	993	1,360	2,072	2,609	4,878
	i) Legal and professional fees	3,013	2,282	2,507	5,295	4,758	9,559
	j) Software license expense for internal use	4,702	4,605	4,701	9,307	9,308	18,378
	k) Marketing and brand building	838	804	880	1,642	1,857	3,555
	l) Lifetime expected credit loss/(write-back)	593	(26)	139	567	439	640
	m) (Gain)/loss on sale of property, plant and equipment, net	(820)	(23)	(2,320)	(843)	(2,242)	(2,072)
	n) Other expenses	(174)	1,647	1,402	1,473	3,208	6,736

II	Total expenses	185,471	183,363	192,082	368,834	385,814	761,844

III	Finance expenses	3,569	3,288	3,033	6,857	6,119	12,552
IV	Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
V	Share of net profit/(loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)

VI	Profit before tax [I-II-III+IV+V]	42,778	40,216	35,092	82,994	73,067	147,210

VII	Tax expense	10,512	9,850	8,419	20,362	17,534	36,089

VIII	Profit for the period [VI-VII]	32,266	30,366	26,673	62,632	55,533	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	323	58	51	381	6	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	153	(319)	(124)	(166)	(108)	(473)

	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	5,115	(1,399)	1,824	3,716	1,462	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	13	^	(183)	13	(181)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(368)	4	211	(364)	251	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(103)	85	(311)	(18)	201	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(673)	218	(62)	(455)	1,586	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	390	184	297	574	1,336	1,516

IX	Total other comprehensive income for the period, net of taxes	4,850	(1,169)	1,703	3,681	4,553	7,127

	Total comprehensive income for the period [VIII+IX]	37,116	29,197	28,376	66,313	60,086	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	32,088	30,032	26,463	62,120	55,164	110,452
	Non-controlling interests	178	334	210	512	369	669

		32,266	30,366	26,673	62,632	55,533	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,942	28,865	28,169	65,807	59,809	117,744
	Non-controlling interests	174	332	207	506	277	504

		37,116	29,197	28,376	66,313	60,086	118,248

Xl	Paid up equity share capital (Par value ₹ 2 per share)	10,463	10,460	10,444	10,463	10,444	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						739,433

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three and six months ended periods are not annualized) Basic (in ₹)	6.14	5.75	5.06	11.89	10.30	20.89
	Diluted (in ₹)	6.12	5.73	5.04	11.85	10.27	20.82

^	Value is less than 0.5

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2024, have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2024 and 2023, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and gain on sale of immovable properties of ₹ (2,368), respectively.

4.

Other expenses are net of reversals of contingent consideration of ₹ 167, ₹ Nil, ₹ 490 for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, ₹ 167 and ₹ 506 for the six months ended September 30, 2024 and 2023, and ₹ 1,300 for the year ended March 31, 2024, respectively. Other expenses are net of insurance claim received of ₹ 1,805 during the three and six months ended September 30, 2024.

5.	List of subsidiaries, associate and joint venture as at September 30, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt		Hungary
Felelősségű Társaság
		Wipro Holdings Investment Korlátolt	Hungary
Felelősségű Társaság
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A.(1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		lnfocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise lnc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, lnc. (4)			USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPY (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are I 00% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro. Inc. has been incorporated as a wholly-owned subsidiary of the Company with effect from September 30. 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.	ATOM Solutions LLC Capco Consulting Services LLC Capco RISC Consulting LLC The Capital Markets Company LLC		USA USA USA USA USA
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd MechWorks S.R.L.		USA U.K. Israel ltaly
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines

		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (5)	Singapore

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn.		Malaysia
Bhd
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.1		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De		Brazil
Informatica Ltda

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at September 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 are as follows:

	Three months ended			Six months ended		Year ended
Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	68,393	67,700	66,813	136,093	132,420	268,230
Americas 2	67,932	67,338	66,914	135,270	135,217	269,482
Europe	61,821	60,422	63,976	122,243	131,110	253,927
APMEA	23,811	23,503	26,255	47,314	52,765	102,177

Total of IT Services	221,957	218,963	223,958	440,920	451,512	893,816
IT Products	663	469	1,469	1,132	2,163	4,127

Total segment revenue	222,620	219,432	225,427	442,052	453,675	897,943

Segment result
IT Services
Americas 1	13,338	13,687	15,287	27,025	28,824	59,364
Americas 2	15,005	15,533	14,023	30,538	28,192	59,163
Europe	7,821	5,873	7,547	13,694	17,515	33,354
APMEA	3,070	2,441	2,985	5,511	5,785	12,619
Unallocated	(1,912)	(1,477)	(3,784)	(3,389)	(7,741)	(20,304)

Total of IT Services	37,322	36,057	36,058	73,379	72,575	144,196
IT Products	(183)	(47)	(467)	(230)	(628)	(371)
Reconciling Items	10	59	(2,246)	69	(4,086)	(7,726)

Total segment result	37,149	36,069	33,345	73,218	67,861	136,099

Finance expenses	(3,569)	(3,288)	(3,033)	(6,857)	(6,119)	(12,552)
Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)

Profit before tax	42,778	40,216	35,092	82,994	73,067	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ (396), ₹ (206), and ₹ 268 for the three months ended September 30, 2024, June 30, 2024 and September 30, 2023 respectively, ₹ (602), and ₹ 206 for the six months ended September 30, 2024, September 30, 2023, and ₹ 340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹ 2,249 and ₹ 4,136 for the three and six months ended September 30, 2023 respectively, and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.

e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.

f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 2,919, ₹ 1,782, ₹ 3,484, ₹ 4,701, ₹ 5,294 and ₹ 11,756 for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively, and change in fair value of contingent consideration of ₹ (167), ₹ Nil, ₹ (490), ₹ (167), ₹ (506) and ₹ (1,300) for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and six months ended September 30, 2023 and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,306, ₹ 1,329 and ₹ 1,563 for the three months ended September 30, 2024, June 30, 2024 and September 30, 2023, respectively and ₹ 2,635 and ₹ 3,107 for the six months ended September 30, 2024, September 30, 2023, respectively, and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (820), (23) and ₹ (2,320) for the three months ended September 30, 2024, June 20, 2024 and September 30, 2023, respectively and ₹ (843) and ₹ (2,242) for the six months ended September 30, 2024, September 30, 2023, respectively, and ₹ (2,072) for the year ended March 31, 2024.

7.	Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

8.

Earnings per share for each of the three months ended September 30, 2023 and June 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

9.	Audited Consolidated Balance Sheet

	As at March 31, 2024	As at September 30, 2024
ASSETS
Goodwill	316,002	319,207
Intangible assets	32,748	28,195
Property, plant and equipment	81,608	78,822
Right-of-Use assets	17,955	21,854
Financial assets
Derivative assets	25	—
Investments	21,629	31,385
Trade receivables	4,045	587
Other financial assets	5,550	5,148
Investments accounted for using the equity method	1,044	1,008
Deferred tax assets	1,817	1,922
Non-current tax assets	9,043	7,782
Other non-current assets	10,331	7,744

Total non-current assets	501,797	503,654

Inventories	907	1,052
Financial assets
Derivative assets	1,333	651
Investments	311,171	407,309
Cash and cash equivalents	96,953	104,592
Trade receivables	115,477	112,655
Unbilled receivables	58,345	64,776
Other financial assets	10,536	8,973
Contract assets	19,854	17,788
Current tax assets	6,484	6,086
Other current assets	29,602	32,561

Total current assets	650,662	756,443

TOTAL ASSETS	1,152,459	1,260,097

EQUITY
Share capital	10,450	10,463
Share premium	3,291	6,000
Retained earnings	630,936	693,688
Share-based payment reserve	6,384	6,315
Special Economic Zone Re-investment reserve	42,129	41,497
Other components of equity	56,693	60,380

Equity attributable to the equity holders of the Company	749,883	818,343
Non-controlling interests	1,340	1,798

TOTAL EQUITY	751,223	820,141

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	62,653
Lease liabilities	13,962	18,965
Derivative liabilities	4	1
Other financial liabilities	4,985	5,862
Deferred tax liabilities	17,467	16,625
Non-current tax liabilities	37,090	40,122
Other non-current liabilities	12,970	14,823

Total non-current liabilities	148,778	159,051

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	103,157
Lease liabilities	9,221	8,047
Derivative liabilities	558	1,064
Trade payables and accrued expenses	88,566	82,810
Other financial liabilities	2,272	2,976
Contract liabilities	17,653	18,439
Current tax liabilities	21,756	30,599
Other current liabilities	31,295	32,004
Provisions	1,971	1,809

Total current liabilities	252,458	280,905

TOTAL LIABILITIES	401,236	439,956

TOTAL EQUITY AND LIABILITIES	1,152,459	1,260,097

10.	Audited Consolidated Statement of Cash flows

	Six months ended September 30,
	2023	2024
Cash flows from operating activities
Profit for the period	55,533	62,632
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment, net	(2,242)	(843)
Depreciation, amortization and impairment expense	16,350	15,597
Unrealized exchange (gain)/loss, net	836	279
Share-based compensation expense	3,099	2,640
Share of net (profit)/loss of associate and joint venture accounted for using equity method	27	42
Income tax expense	17,534	20,362
Finance and other income, net of finance expenses	(5,233)	(9,818)
Change in fair value of contingent consideration	(506)	(167)
Lifetime expected credit loss	439	567
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	17,913	6,008
(Increase)/Decrease in unbilled receivables and contract assets	(5,937)	(4,034)
(Increase)/Decrease in Inventories	(92)	(145)
(Increase)/Decrease in other assets	6,498	1,103
Increase/(Decrease) in trade payables, accrued expenses, other liabilities and provisions	(11,260)	(4,216)
Increase/(Decrease) in contract liabilities	(5,928)	724

Cash generated from operating activities before taxes	87,031	90,731
Income taxes paid, net	(10,885)	(8,083)

Net cash generated from operating activities	76,146	82,648

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(4,184)	(5,017)
Proceeds from disposal of property, plant and equipment	4,223	1,459
Payment for purchase of investments	(465,185)	(423,829)
Proceeds from sale of investments	535,473	323,786
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	11,274	13,981
Dividend received	2	1

Net cash generated from/(used in) investing activities	81,603	(89,919)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	7	13
Repayment of loans and borrowings	(43,750)	(66,333)
Proceeds from loans and borrowings	48,750	89,835
Payment of lease liabilities	(5,172)	(5,054)
Payment for contingent consideration	(1,289)	—
Interest and finance expenses paid	(4,850)	(4,177)
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	—

Net cash generated from/(used in) financing activities	(151,477)	14,284

Net increase in cash and cash equivalents during the period	6,272	7,013
Effect of exchange rate changes on cash and cash equivalents	(259)	591
Cash and cash equivalents at the beginning of the period	91,861	96,951

Cash and cash equivalents at the end of the period	97,874	104,555

11.	Events after the reporting period

The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: October 17, 2024	Chairman

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